FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Calquence head-to-head results versus ibrutinib

7 June 2021 07:00 BST

Calquence demonstrated fewer incidences of atrial fibrillation versus ibrutinib in previously treated patients with chronic lymphocytic leukaemia and sustained patient benefit at four years in the front-line setting

ELEVATE-RR head-to-head trial in previously treated patients showed less cardiovascular toxicity and fewer discontinuations due to adverse events for Calquence versus ibrutinib

Long-term follow up from ELEVATE-TN trial in front-line setting showed Calquence maintained progression-free survival and favourable tolerability at four years

Final results from the head-to-head ELEVATE-RR Phase III trial of AstraZeneca's Calquence (acalabrutinib) demonstrated non-inferior progression-free survival (PFS) and statistically significantly fewer events of atrial fibrillation versus ibrutinib in adults with previously treated chronic lymphocytic leukaemia (CLL), the most common type of leukaemia in adults.1

Separately, updated results at four years of follow up from the ELEVATE-TN Phase III trial continued to show a strong PFS benefit for Calquence as combination therapy or as monotherapy in previously untreated patients with CLL.

At a median follow up of 40.9 months, the ELEVATE-RR trial met its primary endpoint of PFS non-inferiority versus ibrutinib with a median PFS of 38.4 months in both arms (based on a hazard ratio [HR] of 1.0, 95% confidence interval [CI] 0.79-1.27). Patients treated with Calquence had a statistically significantly lower incidence of all-grade atrial fibrillation compared with patients treated with ibrutinib (9.4% versus 16.0%), a key secondary endpoint.2 Atrial fibrillation is an irregular heart rate that can increase the risk of stroke, heart failure and other heart-related complications.3

John C. Byrd, MD, Distinguished University Professor, The Ohio State University, and lead investigator of the ELEVATE-RR trial, said: "Cardiac adverse events are an important consideration for treating chronic lymphocytic leukaemia patients with Bruton's tyrosine kinase inhibitors because they can produce significant morbidity in some cases and also lead patients to discontinue treatment. These data provide compelling evidence that acalabrutinib is a more tolerable option with reduced cardiovascular toxicity and overall fewer discontinuations due to adverse events, giving clinicians further reassurance when prescribing this medicine that patients can stay on treatment while maintaining ongoing control of their disease."

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "Tolerability is a critical factor in treating patients with chronic lymphocytic leukaemia who often remain on medicines for many years and experience multiple comorbidities. The totality of the Calquence data at ASCO confirm our confidence in the favourable benefit-risk profile of this medicine, with over 40 months of follow up in each of these two trials. Together, the results provide strong evidence that Calquence is a preferred option for people living with this chronic and devastating disease."

The results of both trials were presented during the 2021 American Society of Clinical Oncology (ASCO) Annual Meeting on 7 June 2021.

ELEVATE-RR: Calquence versus ibrutinib in relapsed or refractory CLL

ELEVATE-RR (ACE-CL-006) is the first Phase III trial to compare two Bruton's tyrosine kinase (BTK) inhibitors in patients with previously treated CLL with presence of 17p deletion or presence of 11q deletion.2 The trial met the non-inferiority endpoint for PFS defined by the trial for Calquence (n=268) versus ibrutinib (n=265) in patients with previously treated CLL with certain high-risk prognostic factors.2

Patients treated with Calquence had statistically significantly lower incidence of all-grade atrial fibrillation, a key secondary endpoint, compared with patients treated with ibrutinib (9.4% [n=25/266] versus 16.0% [n=42/263]; p=0.02).2

A lower frequency of adverse events (AEs) was observed with Calquence versus ibrutinib including lower common AEs, Grade 3 or higher AEs, serious AEs, treatment discontinuations due to AEs and overall cardiac events.2 The safety and tolerability of Calquence in ELEVATE-RR was consistent with the known profile of Calquence.

Adverse events led to treatment discontinuation in 14.7% of patients on Calquence and 21.3% of patients on ibrutinib. AEs of clinical interest for Calquence versus ibrutinib included cardiac events (all grade, 24.1%, and 30.0%, respectively), bleeding events (all grade, 38.0% and 51.3%, respectively), hypertension (all grade, 9.4% and 23.2%, respectively), infections (all grade, 78.2% and 81.4%, respectively), interstitial lung disease/pneumonitis (all grade, 2.6% and 6.5%, respectively) and second primary malignancies excluding non-melanoma skin cancer (all-grade, 9.0% and 7.6%, respectively).2 Serious AEs (any grade) occurred in 53.8% of patients on Calquence versus 58.6% of patients receiving ibrutinib.2

Median overall survival (OS) was not reached in either arm, with 63 (23.5%) patients in the Calquence arm, and 73 (27.5%) patients in the ibrutinib arm experiencing an event (HR of 0.82, 95% CI 0.59-1.15).2

ELEVATE-TN: Four-year follow up for Calquence in previously untreated CLL
ELEVATE-TN (ACE-CL-007) is a randomised, multicentre, open-label Phase III trial evaluating the safety and efficacy of Calquence in combination with obinutuzumab or alone versus chlorambucil in combination with obinutuzumab in previously untreated patients with CLL.4 The trial met its primary endpoint (IRC-assessed PFS with Calquence plus obinutuzumab versus chlorambucil plus obinutuzumab) at the data cut-off for the interim analysis after a median follow up of 28.3 months.5

After a median follow up of 46.9 months, the ELEVATE-TN Phase III trial showed Calquence plus obinutuzumab reduced the risk of disease progression or death by 90% (HR 0.10, 95% CI 0.07-0.17) and as a monotherapy by 81% (HR 0.19, 95% CI 0.13-0.28) compared with chlorambucil plus obinutuzumab.4 Estimated PFS rates at 48 months for Calquence plus obinutuzumab or as monotherapy were 87% and 78%, respectively, versus 25% for chlorambucil plus obinutuzumab.4 PFS findings were consistent across high-risk subgroups.4 Median PFS was not yet reached for either Calquence arm at four years of follow up. Median OS was not reached in any treatment arm with a trend toward significance in the Calquence plus obinutuzumab group (p=0.0604).4

Summary of key efficacy results from the ELEVATE-TN trial4
Median follow up of 46.9 months (range: 0.0-59.4)

Efficacy measure	Calquence plus obinutuzumab N=179	Calquence monotherapy N=179	Chlorambucil plus obinutuzumab N=177
PFS*: Overall population
Median (HR, 95% CI), months	NR (0.10; 0.07-0.17)	NR (0.19; 0.13-0.28)	27.8
p-value	<0.0001	<0.0001	-
Estimated PFS at 48 months, %	87	78	25
PFS*: Patients with del(17p) and/or mutated TP53
Median (HR, 95% CI), months	NR (0.17; 0.07-0.42)	NR (0.18; 0.07-0.46)	17.5
p-value	<0.0001	<0.0001
Estimated PFS at 48 months, %	75	76	18
ORR*
ORR, % (95% CI)	96.1 (92.1-98.1)	89.9 (84.7-93.5)	82.5 (76.2-87.4)
p-value	<0.0001	0.035	-
OS
Median (HR, 95% CI), months	NR (0.50; 0.25-1.02)	NR (0.95; 0.52-1.74)	NR
p-value	0.0604	0.9164	-
Estimated OS at 48 months, %	93	88	88
CI, confidence interval; NR, not reached; ORR, overall response rate; OS, overall survival
*Investigator-assessed.

The safety profile remained largely unchanged from the interim analysis at 24 months, with similar treatment discontinuation rates across arms (25.1%, 30.7% and 22.6% for Calquence plus obinutuzumab, Calquence monotherapy and chlorambucil plus obinutuzumab, respectively).4 The most common reasons for treatment discontinuation were AEs (12.8%, 12.34% and 14.7%, respectively) and progressive disease (4.5%, 7.8% and 1.7%, respectively).4

Selected AEs of interest of any grade in the Calquence combination arm (n=178), Calquence monotherapy arm (n=179) and chlorambucil plus obinutuzumab arm (n=169) included cardiac events (20.8%, 19.0% and 7.7%, respectively), bleeding (47.2%, 41.9% and 11.8%, respectively), hypertension (7.9%, 7.3% and 4.1%, respectively), infections (75.3%, 73.7% and 44.4%, respectively) and second primary malignancies (15.7%, 13.4% and 4.1%, respectively).4

CLL
Chronic lymphocytic leukaemia is the most common type of leukaemia in adults, with an estimated 114,000 new cases globally in 2017, and the number of people living with CLL is expected to grow with improved treatment as patients live longer with the disease.1,6-8 In CLL, too many blood stem cells in the bone marrow become abnormal lymphocytes and these abnormal cells have difficulty fighting infections. As the number of abnormal cells grows there is less room for healthy white blood cells, red blood cells and platelets. This could result in anaemia, infection and bleeding.6 B-cell receptor signalling through Bruton's tyrosine kinase is one of the essential growth pathways for CLL.

ELEVATE-RR
ELEVATE-RR (ACE-CL-006) is a randomised, multicentre, open-label Phase III non-inferiority trial of Calquence versus ibrutinib in patients with relapsed or refractory CLL after at least one prior therapy, and at least one of the following prognostic factors: presence of 17p deletion, or presence of 11q deletion. In the trial, 533 patients were randomised (1:1) into two arms. Patients in the first arm received Calquence (100mg orally twice daily) until disease progression or unacceptable toxicity. Patients in the second arm received ibrutinib (420mg orally once daily) until disease progression or unacceptable toxicity.2

The primary endpoint for the trial was PFS assessed by an independent review committee (non-inferiority; tested after 250 events, HR upper margin of <1.429).2 Secondary endpoints included incidence of atrial fibrillation, incidence of Grade 3 or higher infections, incidence of Richter's transformation (a condition in which CLL changes into an aggressive form of lymphoma) and OS.2,9

ELEVATE-TN
ELEVATE-TN (ACE-CL-007) is a randomised, multicentre, open-label Phase III trial evaluating the safety and efficacy of Calquence alone or in combination with obinutuzumab versus chlorambucil in combination with obinutuzumab in previously untreated patients with CLL. In the trial, 535 patients were randomised (1:1:1) into three arms. Patients in the first arm received chlorambucil in combination with obinutuzumab. Patients in the second arm received Calquence (100mg twice daily until disease progression) in combination with obinutuzumab. Patients in the third arm received Calquence monotherapy (100mg twice daily until disease progression).4

The primary endpoint was PFS in the Calquence and obinutuzumab arm compared to the chlorambucil and obinutuzumab arm, assessed by an independent review committee (IRC), and a key secondary endpoint was IRC-assessed PFS in the Calquence monotherapy arm compared to the chlorambucil and obinutuzumab arm. Other secondary endpoints included objective response rate, time to next treatment, OS and investigator-assessed PFS.4 After interim analysis, assessments were by investigator only.4

Initial results from the ELEVATE-TN Phase III trial were presented in December 2019 at the American Society of Hematology Annual Meeting and Exhibition.10 The findings, along with previously reported data from the Phase III ASCEND trial in relapsed or refractory CLL, supported the approvals of Calquence by the US FDA and the Australian Therapeutic Goods Administration for the treatment of adult patients with CLL or small lymphocytic lymphoma (SLL) and by the European Union and Health Canada for CLL.

Calquence
Calquence (acalabrutinib) is a next-generation, selective inhibitor of BTK. Calquence binds covalently to BTK, thereby inhibiting its activity.11,12 In B-cells, BTK signalling results in activation of pathways necessary for B-cell proliferation, trafficking, chemotaxis, and adhesion.11

Calquence is approved for the treatment of CLL and SLL in the US, approved for CLL in the EU and several other countries worldwide, and approved in Japan for relapsed or refractory CLL and SLL. A Phase I trial is currently underway in Japan for the treatment of front-line CLL.

In the US and several other countries, Calquence is also approved for the treatment of adult patients with mantle cell lymphoma (MCL) who have received at least one prior therapy. The US MCL indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in confirmatory trials. Calquence is not currently approved for the treatment of MCL in Europe or Japan.

As part of an extensive clinical development programme, AstraZeneca and Acerta Pharma are currently evaluating Calquence in more than 20 company-sponsored clinical trials. Calquence is being evaluated for the treatment of multiple B-cell blood cancers including CLL, MCL, diffuse large B-cell lymphoma, Waldenström's macroglobulinaemia, follicular lymphoma and other haematologic malignancies.

AstraZeneca in haematology
AstraZeneca is pushing the boundaries of science to redefine care in haematology. Applying our deep understanding of blood cancers and leveraging our strength in solid tumour oncology, we are driving the development of novel therapies designed to target underlying drivers of disease across six scientific platforms. By addressing blood cancers with high unmet medical needs, our aim is to deliver innovative medicines and approaches to healthcare services that have a meaningful impact on patients and caregivers, transforming the haematologic cancer care experience.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines in Oncology and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   American Cancer Society. What is Chronic Lymphocytic Leukemia. Available online. Accessed June 2021.
2.   Byrd JC, Hillmen P, Ghia P, et al. First Results of a Head-to-Head Trial of Acalabrutinib versus Ibrutinib in Previously Treated Chronic Lymphocytic Leukemia. Oral presentation at: American Society for Clinical Oncology (ASCO) Annual Meeting;
      June 4-8, 2021; virtual. Abstract ID: 7500.
3.   Mayo Clinic. Patient Care & Health Information, Diseases & Conditions - Atrial Fibrillation. Available online. Accessed June 2021.
4.   Sharman JP, Egyed M, Jurczak W, et al. Acalabrutinib ± Obinutuzumab vs Obinutuzumab + Chlorambucil in Treatment-Naïve Chronic Lymphocytic Leukemia: ELEVATE-TN 4-Year Follow-up [abstract and poster]. Presented at: American Society for Clinical Oncology (ASCO) Annual Meeting; June 4-8, 2021; virtual. Abstract ID: 7509. Accessed June 2021.
5.   Sharman JP, Egyed M, Jurczak W, et al. Acalabrutinib with or without obinutuzumab versus chlorambucil and obinutuzumab for treatment-naive chronic lymphocytic leukaemia (ELEVATE-TN): a randomised, controlled, phase 3 trial. Lancet.
      2020;395:1278-1291. doi:10.1182/blood-2019-128404.
6.   National Cancer Institute. Chronic Lymphocytic Leukemia Treatment (PDQ®)-Patient Version. Available online. Accessed June 2021.
7.   Global Burden of Disease Cancer Collaboration. Global, Regional, and National Cancer Incidence, Mortality, Years of Life Lost, Years Lived With Disability, and Disability-Adjusted Life-Years for 29 Cancer Groups, 1990 to 2017. JAMA Oncol.
      2019;5(12):1749-1768.
8.   Jain N, et al. Prevalence and Economic Burden of Chronic Lymphocytic Leukemia (CLL) in the Era of Oral Targeted Therapies. Blood. 2015;126:871.5.
9.   Leukaemia Foundation. Richter's Syndrome. Available online. Accessed June 2021.
10. Sharman JP, Egyed M, Jurczak W, et al. ELEVATE TN: Phase 3 Study of Acalabrutinib Combined with Obinutuzumab (O) or Alone vs O Plus Chlorambucil (Clb) in Patients (Pts) With Treatment-Naive Chronic Lymphocytic Leukemia (CLL). Oral
      presentation at: American Society of Hematology 2019 Annual Meeting and Exposition; December 7-10, 2019; Orlando, FL.
11. CALQUENCE (acalabrutinib) [U.S. prescribing information]. Wilmington, DE; AstraZeneca Pharmaceuticals LP; 2019.
12. Wu J, Zhang M & Liu D. Acalabrutinib (ACP-196): a selective second-generation BTK inhibitor. J Hematol Oncol. 2016;9(21).

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 07 June 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary